February 15, 2013

Via Federal Express and EDGAR

Ms. Jessica Barberich

Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Brookfield Property Partners L.P.

Amendment No. 6 to Registration Statement on Form 20-F

Filed February 1, 2013

File No. 001-35505

Dear Ms. Barberich:

On behalf of our client, Brookfield Property Partners L.P. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its Letter of February 13, 2013, (the “Comment Letter”) addressed to Steven Douglas with respect to the Company’s Amendment No. 6 (“Amendment No. 6”) to the Registration Statement on Form 20-F (the “Registration Statement”).

On the date hereof, the Company is filing Amendment No. 7 to the Registration Statement (“Amendment No. 7”) incorporating the revisions described herein. To assist the Staff in reviewing this letter, we will separately deliver to you, by hand, four copies of this letter, along with four marked copies of Amendment No. 7 showing changes against Amendment No. 6. If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following each numbered comment. Unless otherwise noted, page references in the Company’s responses correspond to the pages in Amendment No. 7. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 7.

The following are the Company’s responses to the Comment Letter:

Form 20-F

Item 5. Operating and Financial Review and Prospects, page 69

5.A. Operating Results, page 69

1.	We note the revisions made to your MD&A discussion. Please further revise to move the historical consolidated discussion of your annual results to be right after the historical consolidated discussion of your interim results in order to give the discussion due prominence.

Response.

The Company has revised its disclosure in the Registration Statement to move the historical consolidated discussion of annual results right after the historical consolidated discussion of interim results.

2.	Please expand the discussions of your fair value changes; your explanations of the changes should more specifically describe the underlying reasons for the changes.

Response.

The Company has revised its disclosure on pages 77 and 81 to expand the discussion on fair value changes.

Critical Accounting Policies, Estimates and Judgments, page 114

General Growth Properties, page 115

3.	We note your response to comment 13 from our letter dated January 10, 2013. In light of the significant variance between the value of your investment in GGP based on the publicly traded share price and the carrying value of the equity accounted investment, please expand your critical accounting policies disclosure to discuss your consideration of the variance and the main reason for the variance. Clarify that although the fair value is significantly below your carrying value, you do not believe that there are any impairment triggers; also, briefly summarize your basis for that conclusion.

Response.

In response to the Staff’s comment, the Company has revised its disclosure on page 115.

* * *

The Company, in response to the request contained in the Comment Letter, hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials or this letter, please call the undersigned at (212) 880-6363. Please send copies of any correspondence relating to this filing to the undersigned by email to mkurta@torys.com.

Very truly yours,

/s/ Mile T. Kurta

Mile T. Kurta

(Enclosure)

cc:	Jennifer Gowetski

Kevin Woody

Folake Ayoola

(Securities and Exchange Commission)

Steven Douglas

(Brookfield Property Partners L.P.)

Brian J. Lane

(Gibson, Dunn & Crutcher LLP)

Tony Ciciretto

(Deloitte LLP)